UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

MOVE, INC.

(Name of Subject Company)

MOVE, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Steven H. Berkowitz

Chief Executive Officer

Move, Inc.

10 Almaden Blvd, Suite 800

San Jose, California

(408) 558-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Fonner Fitchen, Esq. Cooley LLP 3175 Hanover St. Palo Alto, CA 94304-1130 (650) 843-5000	James Caulfield Executive Vice President and General Counsel Move, Inc. 30700 Russell Ranch Road Westlake Village, CA 91362 (805) 557-3533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Move, Inc., a Delaware corporation (“Move” or the “Company”), with the Securities and Exchange Commission on October 15, 2014 (together with Amendment No. 1 filed by the Company on October 30, 2014, “Schedule 14D-9”), relating to the offer by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Move’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $21.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014, and in the related letter of transmittal.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second and third paragraphs under the heading “Antitrust Compliance” on page 39 and replacing it with the following paragraph:

“Parent and Move each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 15, 2014. The required waiting period with respect to the Offer expired at 11:59 p.m., New York City time, on October 30, 2014, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOVE, INC.

By:	/s/ James S. Caulfield
Name:	James S. Caulfield
Title:	Executive Vice President, General Counsel and Secretary

Dated: October 31, 2014